UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Bausch Health Companies Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
071734107
(CUSIP Number)
Mark Horowitz Co-President Glenview Capital Management 767 Fifth Avenue, 44th Floor New York, NY 10153 (212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 9, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071734107	SCHEDULE 13D	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Glenview Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,078,657(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,078,657(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,078,657(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.75%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 1,728,700 Shares (as defined herein) underlying Call Options (as defined in the Original Schedule 13D).
(2)	Based on a total of 359,330,757 Shares outstanding as of October 28, 2021, based on the Issuer’s Quarterly Report on Form 10-Q, filed November 2, 2021.

CUSIP No. 071734107	SCHEDULE 13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
Larry Robbins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,078,657(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,078,657(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,078,657(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.75%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Includes 1,728,700 Shares underlying Call Options.
(2)	Based on a total of 359,330,757 Shares outstanding as of October 28, 2021, based on the Issuer’s Quarterly Report on Form 10-Q, filed November 2, 2021.

CUSIP No. 071734107	SCHEDULE 13D	Page 4 of 8
Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020 (the “Original Schedule 13D” and collectively, the “Schedule 13D”), relating to the common shares, no par value (“Shares”), of Bausch Health Companies Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a-c, f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”); and

ii) Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”) and Glenview Healthcare Master Fund, L.P. (“Glenview Healthcare Master Fund” and, together with Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund and Glenview Capital Opportunity Fund, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund and Glenview Healthcare Master Fund.  Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

CUSIP No. 071734107	SCHEDULE 13D	Page 5 of 8
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of December 9, 2021, each of Glenview Capital Management and Mr. Robbins may be deemed to the beneficial owner of 17,078,657 Shares, which amount consists of 15,349,957 Shares over which Glenview Capital Management and Mr. Robbins share voting and investment power over, and 1,728,700 Shares underlying 17,287 Call Options. As of December 9, 2021, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of approximately 4.75% of the total number of Shares outstanding. The beneficial ownership percentage is based on a total of 359,330,757 Shares outstanding as of October 28, 2021, based on the Issuer’s Quarterly Report on Form 10-Q, filed November 2, 2021.

The 17,078,657 Shares reported herein consists of: (A) 446,866 Shares held for the account of Glenview Capital Partners; (B) 28,500 Shares underlying 285 Call Options held for the account of Glenview Capital Partners; (C) 3,562,588 Shares held for the account of Glenview Capital Master Fund; (D) 1,179,891 Shares held for the account of Glenview Institutional Partners; (E) 11,600 Shares underlying 116 Call Options held for the account of Glenview Institutional Partners; (F) 3,311,854 Shares held for the account of Glenview Offshore Opportunity Master Fund; (G) 823,800 Shares underlying 8,238 Call Options held for the account of Glenview Offshore Opportunity Master Fund; (H) 6,595,352 Shares held for the account of Glenview Capital Opportunity Fund; (I) 864,800 Shares underlying 8,648 Call Options held for the account of Glenview Capital Opportunity Fund; and (J) 253,406 Shares held for the account of Glenview Healthcare Master Fund.

(c) Except for the transactions listed in Exhibit D hereto, each of which was effected in the open market in routine brokerage transactions, there have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.

(d) The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and Call Options covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons are no longer the beneficial owners of more than five percent of the Common Stock outstanding.

CUSIP No. 071734107	SCHEDULE 13D	Page 6 of 8
Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
Exhibit D	Schedule of Transactions

CUSIP No. 071734107	SCHEDULE 13D	Page 7 of 8
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Name:	Mark J. Horowitz
Title:	Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Name:	Mark J. Horowitz, attorney-in-fact for Larry Robbins

CUSIP No. 071734107	SCHEDULE 13D	Page 8 of 8
EXHIBIT D

SCHEDULE OF TRANSACTIONS

Name of Account	Title of Security	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted Average Price per Share
Glenview Capital Partners, L.P.	Common Shares	12/09/2021	Sell	6,675	$24.9880	*
Glenview Institutional Partners, L.P.	Common Shares	12/09/2021	Sell	16,722	$24.9880	*
Glenview Capital Master Fund, Ltd.	Common Shares	12/09/2021	Sell	49,992	$24.9880	*
Glenview Capital Opportunity Fund, L.P.	Common Shares	12/09/2021	Sell	190,213	$24.9880	*
Glenview Offshore Opportunity Master Fund, Ltd.	Common Shares	12/09/2021	Sell	105,356	$24.9880	*

* This price reflects the weighted average sale price for open-market sales of Shares made by the Reporting Persons on December 9, 2021 within a $1.00 range. The actual prices for these transactions range between $24.75 to $25.34, inclusive. The Reporting Persons further undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.